Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

For the three months ended March 31, 2006 and March 31, 2005

	2006	2005
Net income	$55,619	$52,556
Preferred Stock dividend requirements	(8,625)	(4,394)
Stock options expense	(4,023)	(4,051)

Net income attributable to common stockholders	$42,971	$44,111

Weighted average number of common shares and dilutive common equivalent outstanding	15,274,199	11,787,002

Net income per common share	$—	$—

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